November 13, 2013

Via EDGAR and Hand Delivery

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tia L. Jenkins

Re:	Atna Resources Ltd.

Form 20-F for the Year Ended December 31, 2012

Filed March 22, 2013

File Number 000-29336

Dear Ms. Jenkins:

On behalf of ATNA Resources Ltd. (“Atna” or the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter (the “comment letter”) to Atna, dated November 1, 2013 regarding the Company’s Form 20-F for the fiscal year ended December 31, 2012 (File No. 000-29336), as filed with the Commission on March 22, 2013. The Company’s responses to the Staff’s latest comments are set forth below.

“Form 20-F for the Year Ended December 31, 2012

Notes to the Annual Consolidated Financial Statements, page 10

Note 2. Accounting Policies, page 11

Exploration Expenditures, page 13

1.	Comment: We note your response to comment 7of our letter dated August 12, 2013, that you rely on IFRS 6 guidance in capitalizing exploration expenditures. We also note your response to comment 2 of our letter dated September 30, 2013 stating that capitalized exploration costs are classified as mine development assets and you are relying on the guidance in IAS 16. To help us better understand your accounting policy for capitalizing exploration expenditures, please address the following items:
•	Tell us why you consider it appropriate to classify the capitalized exploration costs as mine development assets under IFRS 6 paragraphs 10 and 25.
•	Tell us how you reclassify the capitalized exploration costs when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable under the guidance in IFRS 6 paragraph 17 if the related capitalized exploration costs have been recorded as mine development assets.
•	Tell us the amount of exploration costs capitalized by mine at Briggs and Reward mines as of December 31, 2012, 2011 and 2010.
•	Clarify whether you group the capitalized exploration costs with mine development costs and other mineral interest costs when performing your impairment assessment. Please clarify how you determine the estimated fair values of the exploration properties.”

Atna Resources Ltd. 14142 Denver West Parkway - Suite 250, Golden, CO 80401

Telephone: 303.278.8464 Facsimile: 303.279.3772 Toll Free: 1.877.692.8182 e-mail: atna@atna.com www.atna.com

Response to: “Tell us why you consider it appropriate to classify the capitalized exploration costs as mine development assets under IFRS 6 paragraphs 10 and 25.”

Atna has reviewed the relevant literature. The expenditures in question were appropriately capitalized as development. Atna has adopted new terminology in Note 2 describing exploration expenditures. This summary addresses in substance the entirety of the issue, but additional explanatory responses follow.

IFRS 6 defines “exploration and evaluation expenditures” as “Expenditures incurred by an entity in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.” Atna was previously also addressing similar expenditures incurred after technical feasibility and commercial viability were demonstrated.

Atna presented certain development costs as “capitalized exploration expenditures” on a line within the exploration-expenditures table in Note 2 of the footnotes to the financial statements. The amounts reported as capitalized exploration were related to in-fill drilling and the evaluation of potential incremental resources within existing mine areas for which the technical feasibility and commercial viability of extracting mineral resources was already demonstrated. The type of activities undertaken and the principal focus on defining incremental resources led to the classification as exploration, but we believe you are pointing out that because the activities are occurring after the technical feasibility and commercial viability of extracting mineral resources in the existing mine areas have already been demonstrated, such costs would be more appropriately described as development costs. Such costs have been classified, reported, and treated as development costs other than in the referenced line of the table in Note 2.

In practice, all exploration expenditures as defined by IFRS have been expensed. To date, management has not determined sufficient probability of future benefit to capitalize exploration expenditures for exploration properties. Conceptually, the Company would capitalize exploration expenditures only if a sufficient probability of future benefit was determined.

IFRS 6, paragraph 10, indicates “Expenditures related to the development of mineral resources shall not be recognized as exploration and evaluation assets.” No development expenditures were included within exploration and evaluation assets, the Company not having recognized such assets. The only disclosure of capitalized exploration expenditures were in the table in Note 2 and these disclosures were descriptive in nature.

Atna believes the prior presentation in Note 2 does not represent a significant or material issue. Investors’ decisions would not have been affected by the subject description of the expenditures. It is a question of terminology. The presentation provided information as to the nature of the expenditures. The type of activities and the focus on incremental resources was correctly portrayed. The Company’s policy-statements correctly indicated the subject expenditures were being accounted for as development assets. There was no quantitative error or qualitative misrepresentation.

The Company believes its policy regarding capitalized exploration is still applicable and correct as previously stated. In Atna’s third quarter 2013 reports and in the future, Atna will address the issue by deleting the line in the table in Note 2 that previously depicted certain development expenditures as capitalized exploration expenditures.

Atna Resources Ltd. 14142 Denver West Parkway - Suite 250, Golden, CO 80401

Telephone: 303.278.8464 Facsimile: 303.279.3772 Toll Free: 1.877.692.8182 e-mail: atna@atna.com www.atna.com

Response to: “Tell us how you reclassify the capitalized exploration costs when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable under the guidance in IFRS 6 paragraph 17 if the related capitalized exploration costs have been recorded as mine development assets.”

The technical feasibility and commercial viability of extracting a mineral resource was already demonstrated before the activities were undertaken, hence the expenditures were classified as development assets to start.

Conceptually, any capitalized exploration assets would be reclassified as development assets upon demonstration of economic feasibility.

Response to: “Tell us the amount of exploration costs capitalized by mine at Briggs and Reward mines as of December 31, 2012, 2011 and 2010.”

As defined by IFRS 6, no exploration costs were capitalized for any property in any year. As presented in the table in Note 2, the following development costs were described as “capitalized exploration expenditures” and classified as additions to development assets in the respective periods.

	2012	2011	2010
Reward	$107,609	$1,524,848	$454,128
Briggs	$314,093	$1,424,553	$-
Total Shown	$421,702	$2,949,401	$454,128

Response to: “Clarify whether you group the capitalized exploration costs with mine development costs and other mineral interest costs when performing your impairment assessment. Please clarify how you determine the estimated fair values of the exploration properties.”

The Company has not recognized any capitalized exploration assets. Mine development assets are reported and accounted for separately from other asset categories. Impairment tests compare the entire net long-term book-value of a cash-generating-unit to the unit’s fair value and/or discounted cash flows.

The Company’s accounting policy regarding impairment indicates, “Assets are grouped at the lowest levels of separately identifiable cash flows (cash generating unit, “CGU”) for measuring recoverable amounts. The recoverable amount is the higher of an asset’s fair value less selling costs and value-in-use.” Exploration properties, to date arising from acquisitions and accounted for as acquired mineral interests, are viewed as potential cash generating units and since values-in-use and cash flow estimates are not reliably determinable, estimated fair values are relied upon in these cases.

The Company determines fair values of exploration (and other) properties in accordance with IAS 36. The determination of “fair values” and the meaning of “fair value” are discussed at length in IAS 36 and other IFRS guidance. Techniques mentioned and commonly employed when cash flow estimates are not available include ascertaining the recent sales prices for similar properties and determining other market valuations of properties. The Company believes its policy disclosure using the term “fair value” adequately references the profuse accounting guidance on the subject.

Atna Resources Ltd. 14142 Denver West Parkway - Suite 250, Golden, CO 80401

Telephone: 303.278.8464 Facsimile: 303.279.3772 Toll Free: 1.877.692.8182 e-mail: atna@atna.com www.atna.com

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters. If you have any further questions or comments, please contact me at your earliest convenience at (303) 278 - 8464.

Sincerely;

/s/ Rodney D. Gloss

Rodney D. Gloss

Vice-President and Chief Financial Officer

Atna Resources Ltd. 14142 Denver West Parkway - Suite 250, Golden, CO 80401

Telephone: 303.278.8464 Facsimile: 303.279.3772 Toll Free: 1.877.692.8182 e-mail: atna@atna.com www.atna.com